UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-196839) initially filed with the SEC on June 17, 2014, as amended;

•	Registration Statement on Form F-3 (No. 333-184042) initially filed with the SEC on September 21, 2012, as amended;

•	Registration Statement on Form F-3 (No. 333-159218) initially filed with the SEC on May 13, 2009;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) filed with the SEC on May 19, 2006;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

EXHIBIT INDEX

99.1	Capitalization Table (Unaudited), June 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2014

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer

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